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FEB 28 2011

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SECURITIES 11017374
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Weber (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3\19

OATH OR AFFIRMATION

I, David Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

LEONARD & COMPANY

DECEMBER 31, 2010

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Ste 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS AND SHAREHOLDERS
LEONARD & COMPANY

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Leonard & Company (the Company), as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leonard & Company, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 21, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 163,645
Restricted cash	50,000
Commissions receivable	843,298
Advances to salesmen	395,428
Due from related companies	417,486
Prepaid expenses	24,704
Deferred tax assets	310,000
	$ 2,204,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Commissions payable	$ 656,808
Accrued expenses	4,120
Notes payable – Regulatory agency	120,486
Subordinated borrowings	1,000,000
	1,781,414
COMMITMENT AND CONTINGENCIES	
Shareholders' equity:	
Preferred stock, 60,000 shares authorized; 27,290 shares issued	2,729,000
Aggregate liquidation preference of $2,729,000	
Common stock, no par value; 60,000 shares authorized; 29,666.90 shares issued	202,900
Additional paid-in capital	810,500
Deficit	(3,285,185)
	457,215
Less: Treasury stock – At cost - 1,666.75 shares	(34,068)
	423,147
	$ 2,204,561

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Leonard & Company (the Company) is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC), the State of Michigan, and 45 other states, plus the District of Columbia, and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is engaged primarily in the sale of fixed income securities, equity securities, variable life insurance products, providing investment advisory services and investment banking services.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Periodically, the Company's cash accounts exceed the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to significant credit risk.

The Company considers financial instruments with a maturity of less than 120 days to be cash equivalents.

Restricted Cash

At December 31, 2010, restricted cash represents cash on deposit with the Company's clearing broker.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with transaction dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the transaction date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2010, all commissions were considered collectible and no allowance was necessary. There are receivables amounting to $290 older than 90 days at December 31, 2010.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees that have been billed to the fiduciary accounts managed by the Company are recorded in the month earned.

Investment Banking Services

For investment banking services that are contingent fee based services, revenue is recorded upon closing of the transaction and funding of financing requirements by the buyer or seller.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

NOTES TO THE FINANCIAL STATEMENT

3. ADVANCES TO SALESMEN

Advances to salesmen consist of short-term, non-interest bearing advances of commissions. The Company expects to collect these amounts within twelve months of the date of the financial statements. Approximately 80% of the balance is due from three salespersons.

4. NOTES PAYABLE – REGULATORY AGENCY

At December 31, 2010, notes payable - regulatory agency consists of four notes totaling $120,486, payable to FINRA in total monthly installments of $9,904, plus interest ranging from 6.25% to 8.5%, due through May 2012.

Future maturities of these notes at December 31, 2010, were:

2011	$ 101,338
2012	19,148
	$ 120,486

5. SUBORDINATED BORROWINGS

At December 31, 2010, subordinated borrowings consisted of a note payable to the Company's clearing broker, payable in the amount of $1,000,000, due May 2011. Interest payments at LIBOR (LIBOR – 0.26% at December 31, 2010) plus 2% and are due quarterly.

The subordinated borrowings are available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The 2010 subordinated borrowings were approved by FINRA as net equity capital.

6. PREFERRED STOCK

The preferred stock outstanding is summarized as follows:

	December 31, 2010	
	Number of Shares	Amount
Series 2	4,200	$ 420,000
Series 3	23,090	2,309,000
	27,290	$ 2,729,000

NOTES TO THE FINANCIAL STATEMENT

6. PREFERRED STOCK (Continued)

Series 2 Preferred Stock (Series 2) has no par value, is non-voting, paying a cumulative dividend semi-annually at an 11% annualized rate and is callable by the Company at $105 per share.

Series 3 Preferred Stock (Series 3) has no par value, is non-voting, paying a cumulative dividend semi-annually at a 10% annualized rate and is callable by the Company at $101 per share.

Shareholders may redeem their preferred stock at $100 per share on the annual anniversary date of their original purchase, plus an amount equal to the unpaid cumulative dividends, if any, outstanding as of the redemption date.

In the event of liquidation or dissolution of the Company, holders of preferred shares shall be entitled to receive from the assets of the Company, after payment of all debts, $100 per share plus an additional amount equal to any unpaid accumulated dividends and dividends accrued thereon. If the amounts payable on liquidation or dissolution are not paid in full, the holders of the preferred shares shall share ratably in any distribution of the assets.

The holders of Series 2 shall have priority upon liquidation or dissolution of the assets of the Company. The holders of Series 3 are subordinate to the holders of Series 2.

In 2010, dividends paid on preferred stock are summarized as follows:

Series 2	$ 46,200
Series 3	222,059
	$ 268,259

During 2010, a shareholder of the Company was issued 1,000 shares of Series 3 at $100 per share

In 2011, the Board of Directors declared a dividend to Series 2 shareholders payable on January 3, 2011. Total dividends paid amounted to $23,100.

7. RELATED PARTY TRANSACTIONS

The Company and a related company, Leonard Investment Group Inc. (LIG), operate under an annual management agreement whereby LIG pays all or a portion of the expenses of the Company, including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs, and managerial salaries. LIG charges the Company a management fee to cover these expenses and services.

Also, the Company has made non-interest bearing, short-term advances to LIG. Amounts due for these advances as of December 31, 2010, were $417,486.

The Company has the obligation to assume partial liabilities of LIG in its calculation of net capital and computation of aggregate indebtedness, which amounted to $166,260 at December 31, 2010.

NOTES TO THE FINANCIAL STATEMENT

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to provide or sell the financial instrument underlying the contract at a loss.

9. COMMITMENT AND CONTINGENCIES

Stock Repurchase Agreement

The Company is obligated under a stock repurchase agreement with its individual shareholders which provides for, among other things, repurchase of shares in the event of death. The Company has the right of first refusal to acquire all or any part of shares in the event of separation of employment or retirement of a shareholder. The repurchase price per share is based upon the fair market value of the shares as defined in the agreement.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

Regulatory Examination

The Company, as a member of FINRA and the NFA, is subject to FINRA, SEC and NFA regulatory examinations from time to time. Included in notes payable – regulatory agency is a liability of $120,486 for settlements reached in 2008 and 2009 with FINRA. There is one pending matters in which FINRA has filed a complaint against the Company. It is the opinion of management that there will be no material adverse impact from the complaint.

10. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(i) and 15c3-7(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $108,979, which was $45,801 in excess of its required net capital of $63,178.

NOTES TO THE FINANCIAL STATEMENT

10. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was 8.7 to 1.

11. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

12. INCOME TAXES

The significant temporary differences that give rise to the deferred tax assets at December 31, 2010, are as follows:

- Expenses not deductible for tax purposes until paid
- Net operating loss carryforward of approximately $587,000 which expires in 2029

At December 31, 2010, there was no valuation allowance required on the deferred income tax assets.